August 15, 2024

Stephen Stamp
Chief Executive Officer
Biodexa Pharmaceuticals Plc
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ, United Kingdom

       Re: Biodexa Pharmaceuticals Plc
           Registration Statement on Form F-1
           Filed August 12, 2024
           File No. 333-281489
Dear Stephen Stamp:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason S. McCaffrey, Esq.